Mail Stop 4561

May 14, 2008

VIA USMAIL and FAX (212) 297-1090

Mr. John B. Roche
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: **Gramercy Capital Corporation**
             Form 10-K for the year ended December 31, 2007
             Filed on March 17, 2008
             File No. 001-32248

Dear Mr. John B. Roche:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7A Quantitative and Qualitative Disclosure About Market Risks, page 88

1.   It appears that you have selected the tabular presentation as the means of quantifying your market risks. Please clarify to us why you believe this method best presents your market risks. In the future if you retain this methodology, revise it to include fair values of the market sensitive instruments and contract terms sufficient to determine future cash flows. Refer to Item 305 of Regulation S-K.

Financial Statements and Notes

Note 2 - Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

2.   Please clarify what prompted the company to change the classification of its available-for-sale CMBS investments to held to maturity in November 2007. In addition you have indicated that this change in classification was subsequent to the company's financing of its CMBS investments in its CDOs. Please clarify how this financing relates to the change in classification, the terms of the financing and whether this represented a deviation from the company's policy of designating the classification of the CMBSs on the date of the acquisition of the investment. Further, clarify how you determined that these investments met the criteria of paragraph 7 of SFAS 115 of not being contractually prepaid or otherwise settled in such a way that the company would not recover substantially all of its recorded investment. We note that the company has historically financed its assets using structured financings and that in view of the current credit market conditions, the company may need to find alternative means of financing its long term assets. Given current conditions, clarify how the company assessed the possible need to sell a portion of the CMBS portfolio before maturity to meet its debt service obligations.

3.   We note from the information on page 30 that the company may be required to repurchase loans that they have acquired or originated and were subsequently sold or securitized if certain representations and warranties have been breached. In addition, we note that the company may elect to repurchase loans from CDOs, although it is not required to do so. Please tell us what the company's accounting policy is for recognizing these obligations under SFAS 140 and FIN 45 and the consideration the company gave to disclosing its accounting policy and the related dollar amount accrued for this obligation.

Note 6 – Investments in Unconsolidated Joint Ventures, pages 115 – 116

4.   We note you recognized a gain of approximately $92 million on your sale of the One Madison Avenue joint venture to SL Green.   Please note that for purposes of measuring significance under Rule 3-09 of Regulation S-X, the gain on disposal should be included.   Please tell us how you considered Rule 3-09 and 4-08(g) of Regulation S-X in determining that separate financial statements and summarized financial information for the One Madison Avenue joint venture were not required.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  * the company is responsible for the adequacy and accuracy of the disclosures in the filings;

  * staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant